

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2015

William R. Brooks
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, North Carolina 28027

     Re: **Speedway Motorsports, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed March 6, 2015
           Form 10-Q for Fiscal Quarter Ended March 31, 2015
           Filed April 29, 2015
           File No. 001-13582

Dear Mr. Brooks:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Lyn Shenk

                                Lyn Shenk
                                Branch Chief
                                Office of Transportation and Leisure